UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Exact name of registrant as specified in its charter)

Pedro de Valdivia No 100, 17th Floor

Santiago, Chile

Telephone: (562) 679-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

- American Depositary Shares, each representing the right to receive 10 Shares of

Common Stock of Banco Bilbao Vizcaya Argentaria, Chile without par value

- Shares of Common Stock of Banco Bilbao Vizcaya Argentaria, Chile without par value

(Titles of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 227

Pursuant to the requirements of the Securities Exchange Act of 1934 Banco Bilbao Vizcaya Argentaria, Chile has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer